# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: U-BX Technology Ltd., CIK 0001888525
CUSIP: G9161K112
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: NO.1 LINKONG ER ROAD, SHUNYI DISTRICT, ZHONGGUAN SCIENCE AND TECHNOLOGY PARK, Beijing, China (F4), 101300
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0001213900-24-108903
Filed by CIK 0002048447
Persons authorized to receive notices and communications: Jian Chen, NO.1 LINKONG ER ROAD, SHUNYI DISTRICT, ZHONGGUAN SCIENCE AND TECHNOLOGY PARK, Beijing, China (F4), 101300, 8610065120297

## Reporting persons
- Jian Chen (CIK 0002048447): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 7,592,185; shared voting power 0; sole dispositive power 7,592,185; shared dispositive power 0; aggregate amount beneficially owned 7,592,185 (77.5% of the class)
  Comment: (1) Including 6,934,884 ordinary shares of U-BX Technology Ltd. ("Ordinary Shares") held by the reporting person (the "Reporting Person") as of the date hereof. Superego Pulse Limited, a company formed under the laws of the British Virgin Islands, of which Jian Chen is the sole shareholder and director, holds 525,151 Ordinary Shares. In addition, Superego Pulse Limited is the general partner of Columbus Information consulting L.P., a limited partnership established under the laws of the British Virgin Islands and a stock incentive platform for the Company's employees. Jian Chen has the sole voting and dispositive power of and is deemed the beneficial owner of the 525,151 Ordinary Shares held by Superego Pulse Limited and the 132,150 Ordinary Shares held by Columbus Information consulting L.P.
  
  (2) Based on 9,795,491 Ordinary Shares outstanding as of the date thereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: U-BX Technology Ltd.
Address of issuer's principal executive offices: NO.1 LINKONG ER ROAD, SHUNYI DISTRICT, ZHONGGUAN SCIENCE AND TECHNOLOGY PARK, Beijing, China (F4), 101300
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on December 13, 2024 (the "Original Schedule 13D", and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to the Ordinary Shares of U-BX Technology Ltd, a Cayman Islands company. Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

The Reporting Person beneficially owns an aggregate of 7,592,185 Ordinary Shares which represent approximately 77.50% of the Company's issued and outstanding Ordinary Shares as of the date of this Amendment.

## Item 2. Identity and Background
Name of person filing: Jian Chen
Residence or business address: c/o U-BX Technology Ltd. Zhongguan Science and Technology Park, No. 1 Linkong Er Road, Shunyi District, Beijing, People's Republic of China
Present principal occupation or employment: Jian Chen: Chief Executive Officer and Director of U-BX Technology Ltd. with the principle business address of Zhongguan Science and Technology Park, No. 1 Linkong Er Road, Shunyi District, Beijing, People's Republic of China
Criminal convictions in the last five years: No
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired and continues to hold the securities with the intent to exercise control over the Issuer. Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraph (a) through (j) of Item 4 of the Rule 240.13d of the Securities Exchange Act of 1934, as amended. However, as a significant shareholder and the CEO and director of the Issuer, the Reporting Person intends to actively participate in the Issuer's management, strategic direction and corporate governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Name Number of Ordinary Shares Percentage

Amount Beneficially Owned Jian Chen 7,592,185(1) 77.50%(2)
Number of shares as to which each person has sole or shared power to vote or dispose:
Name Number of Ordinary Shares Percentage

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Jian Chen 7,592,185(1)

(ii) Shared power to vote or to direct the vote: Jian Chen 0

(iii) Sole power to dispose or to direct the disposition of: Jian Chen 7,592,185(1)

(iv) Shared power to dispose or to direct the disposition of: Jian Chen 0

(1) Including 6,934,884 Ordinary Shares held by the Reporting Person as of the date hereof. Superego Pulse Limited, a company formed under the laws of the British Virgin Islands, of which Jian Chen is the sole shareholder and director, holds 525,151 Ordinary Shares. In addition, Superego Pulse Limited is the general partner of Columbus Information consulting L.P., a limited partnership established under the laws of the British Virgin Islands and a stock incentive platform for the Company's employees. Jian Chen has the sole voting and dispositive power of and is deemed the beneficial owner of the 525,151 Ordinary Shares held by Superego Pulse Limited and the 132,150 Ordinary Shares held by Columbus Information consulting L.P.

(2) Based on 9,795,491 Ordinary Shares outstanding as of the date thereof.
Transactions in the class effected during the past sixty days: Jian Chen did not effect any transaction during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less, other than the acquisition of 525,000 Ordinary Shares and warrants to purchase up to 1,575,000 Ordinary Shares (the "Warrants").
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person entered into a securities purchase agreement (the "Securities Purchase Agreement") to acquire 525,000 Ordinary Shares and Warrants to purchase up to 1,575,000 Ordinary Shares.

Each Warrant has an initial exercise price of $4.00 per Ordinary Share, subject to reset and adjustment as discussed below. Pursuant to the Securities Purchase Agreement, on the seventh (7th) calendar days after November 28, 2024, the exercise price of the Warrants shall be reset to 20% of Nasdaq Minimum Price of the Company's Ordinary Share, rounding up to the nearest first decimal place, determined on the date of the Securities Purchase Agreement. In addition, upon such reset of the exercise price, the number of Ordinary Shares underlying the Warrants (the "Warrant Shares") issuable immediately prior to such reset shall be adjusted to the number of Ordinary Shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset. As a result, the Warrants grant the Reporting Person the right to acquire 7,875,000 Ordinary Shares at $0.80 per share.

The Warrants are exercisable upon issuance and will expire five years from their initial date of exercise. The warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise. In addition, if at any time after the three months' anniversary of the date of issuance, the holder of the warrant may alternatively exchange all, or any part, of the warrants into such aggregate number of Ordinary Shares equal to the product of (x) 0.8 and (y) such aggregate number of Ordinary Shares underlying such portion of the warrants to be exercised.

On March 18, 2025, the Reporting Person exercised the Warrants in full to purchase 6,409,884 Ordinary Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

A Securities Purchase Agreement, filed as exhibit 10.1 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference in this Schedule 13D.

B Ordinary Share Purchase Warrant, filed as exhibit 10.2 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference in this Schedule 13D.

C Registration Rights Agreement, filed as exhibit 10.3 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference in this Schedule 13D.

## Signatures
- Jian Chen: /s/ Jian Chen, Jian Chen (03/20/2025)